October 11, 2005

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spherix Incorporated
Registration No. 333-126930

Ladies and Gentlemen:

In accordance with the Securities Act of 1993, as amended, Spherix Incorporated (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-2, referenced above be accelerated and that such Registration Statement be permitted to become effective as soon as practicable after 4:00 p.m., Washington, D.C. time, on October 11, 2005, or as soon thereafter as practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the staff from continuing to comment on the adequacy and accuracy of the disclosure in the filing or from taking any action with respect to the filing, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James E. Baker, Jr. at (410) 385-8122 if you have any questions.

Thank you for your assistance.

Very truly yours,

SPHERIX INCORPORATED

By:	/s/ Richard C. Levin
Richard C. Levin,
President, Chief Executive Officer
and Chief Financial Officer